August 2, 2021

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	TPG Pace Tech Opportunities Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed on July 15, 2021

File No. 333-254485

Ladies and Gentlemen:

This letter is submitted on behalf of TPG Pace Tech Opportunities Corp. (the “Company”, “we,” “us” or “our”) in response to a verbal comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) given to us on July 30, 2021 in a telephone call with the Staff with respect to the Company’s Registration Statement on Form S-4 filed on July 15, 2021 (the “Registration Statement”). For your convenience, the Staff’s verbal comment is reproduced in italics herein with the Company’s response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4

Background of the Business Combination, page 145

1.

In response to comment 8, in supplemental correspondence, please provide a detailed analysis on how Nerdy Inc is assured of being able to rely on 3a-1 for all times after the Transaction. For all times that Nerdy LLC is not a majority owned subsidiary of Nerdy Inc., please explain how in terms of the transferability of ownership interests and the transferability of manager designation rights there will not be an opportunity for Nerdy LLC to be controlled primarily by a person or persons other than Nerdy Inc. If there is such a risk – add disclosure of risk of becoming a 40 Act company. Confirm that Nerdy LLC will be operated in such a way including with respect to its holding of securities that it will not be an investment company.

RESPONSE:

At the closing, Nerdy Inc. (also referred to as “PubCo”) will (i) be the single largest owner in Nerdy LLC (also referred to as “OpCo”) and (ii) have the ability to designate the largest number of Managers of OpCo under all redemption scenarios, including a maximum redemption scenario. It is not possible without the consent of PubCo for any of the existing OpCo Unitholders to transfer their OpCo Units to a third party. Therefore, post-closing, there is no scenario in which (i) a third party could accumulate a larger interest in OpCo or (ii) acquire rights to designate more managers on the Board of Managers of OpCo than PubCo, in each case, without PubCo’s consent. Accordingly, there is no scenario in which OpCo could be controlled primarily by a person or persons other than PubCo without PubCo’s consent. PubCo will not consent to a transfer by an OpCo unitholder that would result in PubCo becoming an investment company under the 40 Act.

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August 2, 2021

Section 6.1 of the Second Amended and Restated Limited Liability Company Agreement of Nerdy LLC (the “OpCo LLC Agreement”) provides that the size of the Board of Managers (the “Board”) shall initially be fixed at five Managers and at Closing such Managers shall be designated as follows: three (3) Persons shall be individuals designated by PubCo (each a “PubCo Manager”) and two (2) Persons shall be designated by the Members holding a majority of the then outstanding vested units held by Members other than PubCo (each a “Non-PubCo Manager”). Section 6.1 further provides that:

“From time to time following the date hereof, PubCo shall increase or decrease (i) the size of the Board and/or (ii) the number of PubCo Managers and Non-PubCo Managers on such Board, in order to reflect as closely as reasonably practicable the relative ownership of the Company held by PubCo on the one hand and the Members other than PubCo Holdings Group on the other hand. Following any such adjustment, the Members shall be obligated to remove any Managers and to elect (i) the applicable number of the PubCo Managers as designated by PubCo and (ii) the applicable number of the Non-PubCo Managers as designated by the holders of a majority of the vested Units then outstanding held by Members other than PubCo Holdings Group in accordance with such adjusted Board membership requirements. Notwithstanding anything to the contrary set forth in this Agreement, in the event that PubCo holds less than a majority of the outstanding Units of the Company, the Board shall be fixed at five (5) Managers and such Managers shall be designated as follows: (i) two (2) Persons shall be individuals designated by PubCo; (ii) one (1) Person shall be designated by Charles Cohn, so long as an entity controlled by Charles Cohn remains a Member; (iii) one (1) Person shall be designated by TCV VIII, L.P. or its Affiliates, so long as TCV VIII, L.P. remains a Member; and (iv) one (1) Person shall be designated by Davis VT LLC or its Affiliates, so long as Davis VT LLC remains a Member; provided that if any of an entity controlled by Charles Cohn, TCV VIII, L.P. or Davis VT LLC cease to be Members, the Manager designated with respect to clause (ii), (iii) or (iv) of this sentence, as applicable, shall instead be designated by the Member holding the next greatest number of Units after PubCo and any other Members then holding Manager designation rights.”

As indicated in our prior response, under the maximum redemption scenario, we expect that PubCo will own approximately 38.1% of the voting securities (assuming, arguendo, the OpCo LLC interests constitute “securities”) of OpCo at closing. Under that scenario, in accordance with the OpCo LLC Agreement, PubCo will have the right to appoint two (2) of the five (5) members of OpCo’s Board of Managers with the remaining three Managers being designated by the three largest members (or “groups”, within the meaning of Section 13(d)(3) of the Exchange Act of 1934) of OpCo other than PubCo. OpCo’s next largest investor is a group of entities (the “Cohn Group”) beneficially owned by PubCo’s CEO, Charles Cohn, which would collectively own 32.5% of OpCo in a maximum redemption scenario and have the right to appoint one OpCo board member. The remaining two OpCo board seats would be designated by TCV and Davis VT, who would own 13.5% and 6.0% of OpCo respectively in a maximum redemption scenario. There are no affiliations or voting agreements among the Cohn Group, TCV and Davis VT related to OpCo, PubCo or otherwise. Pursuant to the OpCo LLC Agreement, each of those members shall retain the right to appoint a manager as long as they are a member of OpCo and if any such member with board designation rights ceases to be a member, the Manager designated with respect to each such person, as applicable, shall instead be designated by the member holding the next greatest number of OpCo Units after (i) PubCo and (ii) any other members then holding Manager designation rights.

As described in greater detail below under “Additional Information Regarding Up-C Structure and Related OpCo Unit Transfer Restrictions,” the Existing Nerdy Holders who own OpCo Units and shares of Class B

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August 2, 2021

Common Stock are not permitted to transfer those interests to other persons without consent of PubCo; instead, such holders that desire to dispose of their OpCo Units, subject to the limitations set forth in the OpCo LLC Agreement, may do so only by causing PubCo to “redeem” their OpCo Units and shares of Class B Common Stock in exchange for an equivalent number of shares of PubCo Class A Common Stock, and then transfer those shares of Class A Common Stock of PubCo to third parties. The end result of any OpCo Unitholder that elects to cause such a redemption of OpCo Units and shares of PubCo Class B Common Stock for shares of PubCo Class A Common Stock is that PubCo retains the redeemed OpCo Units, and thus owns a larger percentage of OpCo, and the shares of PubCo Class B Common stock are cancelled. In addition, PubCo would not permit the issuance of additional OpCo Units if such issuance would result in PubCo becoming an investment company under the 40 Act.

As 32.5% and 13.5% owners of OpCo, if either Cohn or TCV were to redeem all of their OpCo Units and shares of PubCo Class B Common Stock to exchange into an equivalent number of shares of PubCo Class A Common Stock (and as a result, lose their right to appoint a manager on the OpCo Board), that would result in PubCo owning either 70.5% or 51.5% of OpCo, respectively, and in either case would give PubCo the right to designate three (3) of five (5) board managers. If Davis VT, a 6% owner of OpCo, were to redeem all of its OpCo Units and shares of PubCo Class B Common Stock into an equivalent number of shares of PubCo Class A Common Stock (and as a result, lose its right to appoint a manager on the OpCo Board) and no other members had redeemed to cause PubCo to be in excess of 50% of ownership to OpCo, then, in accordance with the OpCo LLC Agreement, the manager previously designated by Davis VT would thereafter be designated by the member holding the next greatest number of OpCo Units after PubCo and any other members then holding Manager designation rights, again leaving PubCo with the ability to designate a greater number of managers to the Board of Managers than any other OpCo member. As a result, there is no scenario in which a third party could accumulate a larger interest in OpCo or rights to designate more managers on the Board of Managers of OpCo than PubCo without PubCo’s consent.

With respect to the request for confirmation that Nerdy LLC will be operated in such a way including with respect to its holding of securities that it will not be an investment company, we confirm that Nerdy LLC’s business is conducting a live online learning platform, it is conducted only through wholly-owned subsidiaries, and Nerdy LLC holds and will hold no other securities that would make it an investment company under the 40 Act. Moreover, Nerdy LLC is not a party to any joint ventures or other arrangements where it has anything other than whole ownership of entities in which it holds ownership interests.

Additional Information Regarding Up-C Structure and Related OpCo Unit Transfer Restrictions

As detailed in the Registration Statement, the Business Combination is conducted through an “Up-C” structure, where following the closing, the public investors in TPG Pace, Sponsor and independent directors, Forward Purchasers, PIPE Investors and certain of the Existing Nerdy Holders will hold a direct voting and economic equity ownership interest in PubCo in the form of its Class A Common Stock, and an indirect ownership interest in OpCo through PubCo’s ownership of OpCo Units. By contrast, certain of the Existing Nerdy Holders will own direct economic interests in OpCo in the form of OpCo Units and a corresponding non-economic voting equity interest in PubCo in the form of shares of our Class B Common Stock.

As is typical for an Up-C structure, the Existing Nerdy Holders who own OpCo Units and shares of Class B Common Stock are not permitted to transfer those interests to other persons; instead, such holders that desire to dispose of their OpCo Units may, subject to certain limitations in the OpCo LLC Agreement, do so only by causing PubCo to “redeem” their OpCo Units and shares of Class B Common Stock in exchange for an equivalent number of shares of Class A Common Stock of PubCo, and then transfer those shares of

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Class A Common Stock of PubCo to third parties. Section 8.1(a) of the OpCo LLC Agreement provides that, except as provided in Section 3.6, no Member shall Transfer all or any portion of its Interest without the Board’s prior written consent, which consent shall be granted or withheld in the Board’s sole discretion (with the consent of PubCo). Section 3.6 details the process by which holders of OpCo Units (and shares of Class B Common Stock) can require PubCo to redeem the OpCo Units and shares of Class B Common Stock for an equivalent number of shares of Class A Common Stock of PubCo. The end result of any OpCo Unitholder that elects to cause such a redemption of OpCo Units and shares of Class B Common Stock OpCo for shares of Class A Common Stock is that PubCo retains those OpCo Units, and thus owns a larger percentage of OpCo, and the shares of Class B Common stock are cancelled. It is not possible without the consent of PubCo for any of the existing OpCo Unitholders to transfer their OpCo Units to a third party.

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Securities and Exchange Commission

August 2, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

TPG PACE TECH OPPORTUNITIES CORP.

By:	/s/ Karl Peterson
Name:	Karl Peterson
Title:	Non-Executive Chairman and Director

Enclosures

cc:	Sarah K. Morgan, Vinson & Elkins L.L.P.